

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2021

Bjarne Bergheim
Chief Executive Officer
Sonendo, Inc.
26061 Merit Circle, Suite 102
Laguna Hills, CA 92653

> **Re: Sonendo, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted August 11, 2021**
> **CIK No. 0001407973**

Dear Mr. Bergheim:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 filed August 11, 2021

Market, Industry and Other Data, page ii

1. We note your statement cautioning investors not to place undue reliance on market share data included in the prospectus. Such statement may imply an inappropriate disclaimer of responsibility with respect to the third-party information; therefore, please either remove the disclaiming language or clearly state in this section that you are liable for all information in the prospectus.

Our Company, page 1

2.   We refer to your disclosure on page 127 that your currently marketed products include Class II devices that are subject to 510(k) clearance. Please revise to include disclosure of the Class II classification of the GentleWave System in the Summary. Please also include disclosure of your other products that are currently marketed, including their purpose in your GentleWave System platform. For example, we note your disclosure of your CleanFlow PI, SoundSeal, TDO software and company-branded EDTA.

3.   We note your disclosure that conventional methods of RCT depend primarily on instruments to manually remove tooth structure, which include the use of dental drills to create an access cavity and the use of endodontic files. You also disclose that your GentleWaye System is able to clean and disinfect the root canal system with minimal or no removal of tooth structure. Please expand your disclosure here and elsewhere in the prospectus to explain what you mean by "minimal or no removal of tooth structure." For example, please clarify whether the GentleWave System requires the use of instruments such as dental drills and bars to create access cavities.

4.   We refer to your disclosure on pages 2 and elsewhere in the prospectus that over 30 peer-reviewed journal publications demonstrate the benefits of the GentleWave System. Please revise your disclosure in this section and elsewhere to disclose whether you funded, sponsored or if your employees were involved in the peer-reviewed publications referenced.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company, page 7

5.   You state herein and on page 75 that you have elected to take advantage of the extended transition period afforded to emerging growth companies that would delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The related checkbox on the cover of the document is also unchecked. However, you provide disclosure to the contrary on pages 103 and F-9, wherein you indicate you have irrevocably elected to not take advantage of this benefit. Please clarify and revise to ensure your disclosures are consistent throughout your document.

Risk Factors
We face competition from many sources..., page 21

6.   We note your disclosure on page 113 that your competitors use various alternative RCT technologies, such as sonic, ultrasonic and laser-assisted irrigation devices. Please clarify your disclosure here and in the Business section to discuss the type of technologies your key competitors utilize in their RCT products. Please also differentiate your proprietary mechanism of action of the GentleWave System, which combines fluid optimization, broad-spectrum acoustic energy and advanced fluid dynamics, from the alternative technologies identified.

We depend upon third-party suppliers, including contract manufacturers and single and sole suppliers..., page 24

7.   We note your disclosure on pages 24 and 124 that certain key components of your products are only available from single source suppliers. Please expand your disclosure to discuss your sources, the availability of raw materials and the names of any principal suppliers. See Item 101(h)(4)(v) of Regulation S-K.

The provisions of our amended and restated certificate of incorporation requiring exclusive forum..., page 72

8.   We note your disclosure that the forum selection provision in your amended certificate of incorporation may have the effect of discouraging lawsuits against you and your directors and officers. Please revise this risk factor to disclose that there is also a risk that your forum selection provision may result in increased costs for investors to bring a claim.

Use of Proceeds, page 79

9.   Please confirm whether you intend to use the proceeds of the offering towards the development of any specific programs or products, and if so, how much you intend to allocate and how far the proceeds from the offering will allow you to proceed with such programs, as applicable. For example, we refer to your disclosure on page 109 that you expect to launch your CleanFlow PI in late 2021.

Management's Discussion and Analysis
Results of Operations, page 92

10.   We note the discussion of revenue on page 92 explains the changes therein for the two operating and reporting segments. Considering the disclosure on page F-39 that your performance measures also include "gross profit and income from operations", please revise your analysis under the appropriate headings to explain the nature of the changes in those foregoing measures for the periods presented. Refer to Section 501.06a of the Financial Reporting Codification.

Critical Accounting Policies and Estimates, page 98

11.	We note the critical accounting policies related to stock-based compensation and common stock valuations on pages 101-103. Please revise to disclose the specific methods used to value your enterprise value and the nature of material assumptions used. In addition, disclose in the filing the extent to which any stock-based compensation has been awarded during 2021. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the Staff how to submit your response.

Business
Market Overview
Limitations of Conventional Methods of Root Canal Therapy, page 114

12.	We note your disclosure on page 114 relating to varying concentrations of sodium hypoclorite used during irrigation for RCT therapies, which may contribute to unpredictable procedure times and outcomes. Please confirm if any chemicals are used during irrigation as part of GentleWave System, such as your company-branded EDTA, and if so, please expand your disclosure of your product in this section.

Our Solution
Components of the GentleWave System and Mechanism of Action, page 116

13.	Please define EDTA where first used.

Peer-Reviewed Research and Clinical Studies, page 119

14.	We note your disclosure of several published studies relating to your GentleWave System. Please revise to clarify whether each study was powered for statistical significance.

15.	We refer to your disclosure on pages 121 and 122 relating to studies comparing the penetration depth of treatment fluids, the debridement efficacy and biofilm removal efficacy using the GentleWave System with devices commonly used in conventional methods. Please revise your disclosure to specify the type of medical device and technology used in the conventional method in your studies.

<u>Intellectual Property, page 126</u>

16. We note that you have U.S. patents, U.S. pending patents, foreign patents and foreign pending patent applications that relate to both the GentleWave console and procedure instruments and future concepts for your products. Please expand your disclosure to specify on an individual or patent family basis the scope and technology of each patent or patent application, the type of patent protection, applicable jurisdictions, and expected expiration years. Note that it may be useful to include a table containing this information to supplement the narrative disclosure.

<u>Financial Statements</u>
<u>9. Term Loan, page F-34</u>

17. We note the disclosure on pages F-7 and F-36 that you are not forecasting continued compliance with the debt covenants associated with the term loan over the next twelve months, specifically in the first quarter of 2022. Please revise your document to address the following:
   - Quantify the required minimum liquidity amount and your actual amounts achieved pursuant to the covenant for the last four quarters.
   - Quantify the required minimum liquidity amount for the next four quarters.
   - Disclose the status of any renegotiations to extend the term loan and/or obtain a waiver for an event of default.
   - Disclose the expected implications on your operations and financial statements in the event of a default.

<u>General</u>

18. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

   You may contact Jenn Do at 202-551-3743 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ross McAloon, Esq.